Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2006	2005
	(As Restated)	(As Restated)
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$71,893	$36,749
Add (deduct):
Equity in earnings of unconsolidated entities	(19,483)	(14,437)
Distributions from unconsolidated entities	5,547	1,394
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(3,770)	(2,932)
	54,187	20,774
Add fixed charges:
Consolidated interest expense	23,208	20,738
Interest portion (1/3) of consolidated rent expense	7,456	7,393
	$84,851	$48,905

FIXED CHARGES:
Consolidated interest expense	$23,208	$20,738
Interest portion (1/3) of consolidated rent expense	7,456	7,393
	$30,664	$28,131

RATIO OF EARNINGS TO FIXED CHARGES	2.77	1.74